UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chunghwa Telecom Co., Ltd.

(Name of Issuer)

Common Shares, par value NT$10 per share

(Title of Class of Securities)

17133Q502(1)

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten common shares.

SCHEDULE 13G

CUSIP No. 17133Q502

1	Names of Reporting Persons Ministry of Transportation and Communications of the Republic of China
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,737,718,976(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,737,718,976(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,737,718,976(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 35.3%(2)
12	Type of Reporting Person (See Instructions) OO

(1) Represents 2,737,718,976 common shares held by the Ministry of Transportation and Communications of the Republic of China.

(2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 7,757,446,545 common shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

Item 1.
	(a)	Name of Issuer: Chunghwa Telecom Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: 21-3 Xinyi Road, Section 1 Taipei, Taiwan 10048 Republic of China

Item 2.
	(a)	Name of Person Filing: Ministry of Transportation and Communications of the Republic of China
	(b)	Address of Principal Business Office or, if none, Residence: No.50, Sec. 1, Ren’ai Rd., Zhongzheng Dist., Taipei City 100299, Taiwan (R.O.C.)
	(c)	Citizenship: Republic of China
	(d)	Title and Class of Securities: common shares, par value NT$10 per share
	(e)	CUSIP No.: The common shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 17133Q502.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ministry of Transportation and Communications of the Republic of China	2,737,718,976	35.3%	2,737,718,976	0	2,737,718,976	0

(1) As of December 31, 2023, the Ministry of Transportation and Communications of the Republic of China held 2,737,718,976 of the Issuer’s common shares.

(2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 7,757,446,545 common shares of the Issuer issued and outstanding as of December 31, 2023, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024

Ministry of Transportation and Communications of the Republic of China

By:	/s/ Chen, Chin-Sheng
Name:	Chen, Chin-Sheng
Title:	Director, Department of Industrial Development and International Affairs for Transportation, Ministry of Transportation and Communications of the Republic of China (Taiwan)